File Reference 82-34868

Fisher & Paykel Appliances Holdings Limited

78 Springs Road, East Tamaki
P O Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609

www.fisherpaykel.com

22 December 2006

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

Re: Fisher & Paykel Appliances Holdings Limited
File # 82-34868

The attached document was lodged with the New Zealand Stock Exchange [NZX] and Australian Stock Exchanges [ASX] on 15 December 2006

Accordingly a copy of this document is furnished to satisfy the requirements of Rule 12g3-2(b); file reference # 82-34868. [Refer Appendix 1]

Yours faithfully

M D Richardson
Chief Financial Officer

Enclosures:
ASX/NZX Fisher & Paykel Appliances Director Retires – 15 December 2006

Fisher & Paykel Appliances Director Retires

Julian Williams, 70, has announced his retirement from the Board of Fisher & Paykel Appliances Holdings Limited, effective 31 March 2007, after an outstanding 47-year career. Mr. Williams started with the Company in 1960 and held a variety of engineering and management positions, being appointed to the Board of Fisher & Paykel Industries Limited in July 1985. As Technical Director from 1987, he was instrumental in the development of the Company's electronic and ECM motor technology, that has kept the Company at the forefront of appliance innovation. This led to the introduction of the Smart Drive washer, Active Smart refrigerator and the world's first drawer dishwasher, DishDrawer.

Contact:

Paul Brockett – 09 273 0600
Fisher & Paykel Appliances Holdings Limited